December 7, 2005



Mr. Judson F. Hoover
Chief Financial Officer
Ness Energy International, Inc.
4201 East Interstate 20
Willow Park, Texas  76087


	Re:	Ness Energy International, Inc.
		Forms 10-KSB, 10-KSB/A1, 10-KSB/A2 and 10-KSB/A3 for Fiscal Year Ended December 31, 2004
Filed March 31, 2005, April 8, 2005, April 18, 2005 and May 12,
2005
		Forms 10-QSB for Fiscal Quarters Ended
      March 31, 2005, June 30, 2005 and September 30, 2005
      Filed May 16, 2005, August 19, 2005 and November 29, 2005 Response Letters Dated September 14, 2005 and November 16,
2005
		File No. 0-10301


Dear Mr. Hoover:

      We have reviewed your response letters and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-KSB for the Fiscal Year Ended December 31, 2004

Critical Accounting Policies, page 18

1. We note the expanded disclosure you have provided in response to
prior comment number one included in our letter dated November 2, 2005 and prior comment number three included in our letter dated July
13, 2005.  Please further expand your disclosure to address SAB
106
with respect to your accounting for asset retirement obligations related to assets that are accounted for under the full cost method.
In this regard, explain in detail how the adoption of Statement
143
impacts your accounting for oil and gas operations and specifically address each way that your application of full cost accounting has changed as a result of adoption of Statement 143. Note that your disclosures and discussions should include, but are not limited to, how your calculation of the ceiling test and depreciation, depletion, and amortization are affected by the adoption of Statement 143.

Consolidated Statements of Cash Flows, page F-5

2. We note your response to prior comment three that the increase is a component of non-cash operating assets, and therefore reflected as part of cash flows from operations. It appears from the tabular presentation in Note 7 of your financial statements that the amount represents a revision during 2004 of your estimate of the asset retirement obligation. Please indicate whether the amount included in your statement of cash flows represents this revision. If so, please remove the related amounts from your statement of cash flows and appropriately report the related amounts as non-cash activity.

Note 2. Summary of Significant Accounting Policies, page F-6

Securities Issued for Property and Services

3. We reviewed your response to prior comment number four and do not believe you have addressed our comment. We, therefore, reissue prior comment number four. In this regard, note that you disclose at page
F-10 that you account for the shares of common stock for services under SFAS 123. However, you disclose at page 6 that you account for share-based payments to employees, vendors or outside consultants/contractors using APB Opinion No. 25.

Closing Comments

       As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      You may contact Regina Balderas, Staff Accountant, at (202)
551-3722 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-
3683
with any other questions.

								Sincerely,



								Jill S. Davis
								Branch Chief


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Mr. Judson F. Hoover
Ness Energy International, Inc
December 7, 2005
page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

   DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010